Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, January 21, 2026

Franco-Nevada Recognized as One of Corporate Knights’ 2026 Global 100 Most Sustainable Corporations

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX & NYSE: FNV) announced today that it has been recognized by Corporate Knights as one of the 2026 Global 100 Most Sustainable Corporations, marking the Company’s first inclusion in the Global 100 ranking.

The Global 100, released annually by Corporate Knights, identifies corporate sustainability leaders based on a rigorous assessment of publicly traded companies worldwide with more than US$1 billion in revenue.

In addition to its 2026 Global 100 recognition, Franco Nevada has been recognized multiple times by Corporate Knights as one of Canada’s Best 50 Corporate Citizens.

“We are pleased to be recognized by Corporate Knights for the first time as a Global 100 ranked company,” said Paul Brink, President and Chief Executive Officer of Franco-Nevada. “This recognition reflects our disciplined, long-term approach to responsible capital allocation, governance excellence and risk management, and our focus on sustainability across our diversified portfolio, in partnership with operating companies committed to responsible and sustainable operations.”

Additional information regarding Franco-Nevada’s sustainability strategy, performance and disclosures is available in the Company’s most recent Sustainability Report, available on its website.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com

Hoyle Pond, Timmins, Ontario  |  Image Courtesy of ROM (Royal Ontario Museum), Toronto, Canada. ©ROM